NYLIFE Securities LLC

(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYLIFE Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 Madison Avenue New York, NY 10010

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Loftus (212) 576-5618

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patricia Loftus   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
NYLIFE Securities LLC   , as

of December 31,   , 20 19   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

_____
Chief Financial Officer
Title



Notary Public

COLLEEN A. MEADE
Notary Public, State of New York
Qualified in Queens County
No. 02ME5080255
My Commission Expires 06/16/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Index
December 31, 2019

(in US dollars)



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of NYLIFE Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of NYLIFE Securities LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2020

We have served as the Company's auditor since at least 1992. We have not determined the specific year we began serving as auditor of the Company.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T:(646) 471 3000, F: (813) 286 6000, www.pwc.com/us

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2019

(in US dollars)

Assets

Cash and cash equivalents	$	38,399,821
Receivable from NYLIFE Distributors LLC		1,904,598
Commissions receivable		7,522,181
Fee income receivable		411,423
Other receivables		360,369
Prepaid expenses and other assets		1,736,839
Deferred tax asset		501,798
Total assets	$	50,837,029

Liabilities and Member's Equity

Payable to New York Life Insurance Company	$	241,719
Payable to Eagle Strategies LLC		599,085
Accrued commission expense		5,303,292
Accrued litigation expense		1,165,504
Federal income taxes payable		323,043
Securities sold not yet purchased		49,284
Other liabilities		65,721
Total liabilities		7,747,648
Total member's equity		43,089,381
Total liabilities and member's equity	$	50,837,029

The accompanying notes are an integral part of this financial statement.

2

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2019

(in US dollars)

1. **Organization and Business**

    NYLIFE Securities LLC (the "Company"), is a wholly-owned subsidiary of NYLIFE LLC (a wholly-owned subsidiary of New York Life Insurance Company ("NYLIC")). The Company was originally incorporated under the laws of New York in 1969 as NYLIFE Securities Inc. and was converted to a Delaware limited liability Company on January 1, 2007. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of the Securities Investor Protection Corporation as a requirement of its membership with FINRA. The Company also conducts business as a licensed insurance agency in all states.

    The Company receives commissions and incurs clearing costs for acting as introducing broker for clients and uses a nonaffiliated clearing broker, National Financial Services LLC ("NFS"), on a fully disclosed basis, to perform trade execution, clearance, settlement and related activities.

    The Company also receives commissions from the sale of open-end mutual funds, variable life and annuity, and group annuity products, offered by related and unrelated financial institutions, for which the Company's registered representatives are generally paid commissions.

    Under various contractual agreements with unaffiliated product providers (sponsored arrangements), the Company receives an administrative service fee from the product providers in connection with sales of the product providers' life and annuity, health insurance and disability income products by eligible NYLIC agents. Commissions for these sponsored arrangements are paid directly to the agents by the product providers and are not reflected in these financial statements.

    The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with (k)(2)(i) for its sale of variable annuities, variable life insurance products, mutual funds and Section 529 College Savings Plans and with Section (k)(2)(ii) for transactions introduced to and cleared on a fully disclosed basis through NFS.

2. **Basis of Presentation**

    The accompanying Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    A summary of other significant accounting policies is included in Note - 3 Summary of Significant Accounting Policies.

3. **Summary of Significant Accounting Policies**

    Use of Estimates
    The preparation of the Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2019

(in US dollars)

liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could materially differ from those estimates.

Commissions
Securities, mutual fund, variable annuity and other related insurance product transactions for the Company's customers are recorded on trade date along with any related clearing and settlement costs.

Prepaid Expenses and Other Assets
Prepaid expenses include monies on deposit with FINRA for future licensing fees required for the Company's registered representatives and 2020 annual FINRA renewal fees paid by the Company in 2019. Other assets are securities owned of equity securities and corporate bonds which are recorded on trade date and reported at fair value. Refer to Note - 5 Fair Value Measurement for a discussion on the fair value of equity securities and corporate bonds.

Securities Sold not yet Purchased
Securities sold not yet purchased are equity securities, asset backed securities and municipal bonds which are recorded on trade date and are reported at fair value. Refer to Note - 5 Fair Value Measurement for a discussion on the fair value of equity securities, asset backed securities and municipal bonds.

Cash and Cash Equivalents
Cash and cash equivalents include cash in banks, money market funds which are payable on demand, and short-term U.S. Treasury bills with an original maturity of less than 90 days at the time of purchase. Cash equivalents are discussed in Note - 5 Fair Value Measurement.

Income Taxes
For U.S. federal income tax purposes, the Company is treated as a limited liability Company whose federal taxable income or loss flows through NYLIC and is included in the group's U.S. federal consolidated income tax return. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that the Company computes its income tax provision or benefit, in general, on a separate company basis and may, where applicable, include the tax benefits of operating or capital losses utilizable in NYLIC's consolidated returns. Intercompany tax balances are generally settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years.

State and local tax returns are generally filed separately. In those cases where the Company's results are included with NYLIC's state tax filings, the Company is charged or credited for state taxes paid by NYLIC only to the extent that the Company's income/loss increases or reduces NYLIC's state tax liability. However, in years where NYLIC's own income level requires it to pay a flat state tax and the Company's income/loss does not affect NYLIC's state tax liability, no state tax liability or benefit is allocated to the Company pursuant to the tax allocation agreement.

Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax

4

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2019

(in US dollars)

balance sheets are compared. Deferred income taxes are generally recognized based on enacted tax rates and a valuation allowance is recorded if it is more likely than not any portion of the deferred tax asset will not be realized.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. The amount of tax benefit recognized for an uncertain tax position is the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. Unrecognized tax benefits are included within other liabilities and are charged to earnings in the period that such determination is made.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Business Risks and Uncertainties
Underperforming or volatile market performance may adversely affect sales of mutual funds and registered insurance products and cause potential investors in of these products to refrain from new or additional investments and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Poor equity market performance may impact revenues of the Company which are based on fees related to the value of shareholder investment in mutual funds and registered insurance products and could impact the carrying values of certain assets.

The Company is subject to concentration credit risk when its cash deposits at a financial institution exceed the Federal Deposit Insurance Corporation ("FDIC") insurance of $250,000. At December 31, 2019 the Company had $16,898 in excess of the FDIC insured limit.

Changes in the regulatory environment may also adversely affect sales of mutual funds and registered insurance products.

The Company relies on technology systems and solutions to conduct business and to retain, store and manage confidential information. The failure of the Company's technology systems and solutions, or those of a vendor, for any reason has the potential to disrupt its operations, result in the loss of customer business, damage the Company's reputation, and expose the Company to litigation and regulatory action, all of which could adversely impact its profitability.

4. **Recent Accounting Pronouncements Adopted in the Current Year**

In February 2016, the FASB issued updated guidance on accounting for leases which requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities rather to recognize lease expense on a straight-line basis over the term of the lease. The recognition, measurement, and presentation of expenses and cash flows arising from a lease have not significantly changed. Also, fundamental changes were not made to the lessor accounting.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2019

(in US dollars)

The Company adopted the guidance on January 1, 2019 using a modified retrospective approach. The adoption of this guidance did not have an impact on the Statement of Financial Condition of the Company as no arrangements were identified that met the definition of a lease under ASC 842.

5. **Fair Value Measurement**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The three levels of the fair value hierarchy based on the inputs to the valuation are as follows:

Level 1   Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. Active markets are defined as a market in which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2   Fair value is based on observable inputs, other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations are generally obtained from third-party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs.

Level 3   Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability.

Determination of Fair Values
The Company has an established process for determining fair value. Security pricing is applied using a hierarchy approach whereby publicly available prices are first sought from third party pricing services.

6

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2019

(in US dollars)

The following table represents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash equivalents				
Money market funds	$ 64,154	$ -	$ -	$ 64,154
U.S. Treasury bills	-	38,035,536	-	38,035,536
Total cash equivalents	$ 64,154	$ 38,035,536	$ -	$ 38,099,690
Securities owned (1)				
Equity securities	$ 997	$ -	$ -	$ 997
Municipal bonds	-	15,896	-	15,896
Total securities owned	$ 997	$ 15,896	$ -	$ 16,893
Securities sold not yet purchased				
Equity securities	$ 153	$ -	$ -	$ 153
Asset Backed Securities		32,335	-	32,335
Municipal bonds		16,796	-	16,796
Total securities sold not yet purchased	$ 153	$ 49,131	$ -	$ 49,284

(1) Securities owned are included in prepaid expenses and other assets on the Statement of Financial Condition.

The following is a description of the valuation methodologies used to determine fair value, as well as the general classification of such instruments pursuant to the fair value hierarchy.

Cash Equivalents
Cash equivalents include money market funds and U.S Treasury bills. Money market funds fair value is based on unadjusted quoted prices in active markets and they are classified as Level 1. U.S Treasury bill fair value is based on observable inputs and is classified as Level 2. The prices are either obtained from a pricing vendor or amortized cost is used as the best estimate of fair value.

Equity Securities, Corporate Bonds, Asset Backed Securities and Municipal Bonds
Equity Securities fair value is based on unadjusted quoted prices in active markets and are classified as Level 1. Corporate and municipal bonds and asset backed securities fair value is based on observable inputs using readily available pricing information and are classified as Level 2.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2019

(in US dollars)

Transfers Between Levels

Transfers between levels may occur due to changes in valuation sources, or changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. The Company's policy is to assume the transfer occurs at the beginning of the period. During the year ended December 31, 2019, there were no transfers between Levels 1 and 2. There were no Level 3 assets or liabilities during the year and no transfers into or out of Level 3 during the year.

6. Related Party Transactions

The Company has entered into a soliciting dealer agreement with NYLIFE Distributors LLC ("Distributors"), a wholly-owned subsidiary of New York Life Investment Management Holdings LLC, whereby the Company receives, from Distributors, commissions for sales of the MainStay Funds by the Company's registered representatives, for which the Company's registered representatives are generally paid commissions.

The Company, under a service agreement with New York Life Insurance and Annuity Corporation ("NYLIAC"), a wholly-owned subsidiary of NYLIC, charges NYLIAC a fee for sales and supervisory services rendered in connection with variable life and variable annuity sales and in-force business. The Company incurs sales and supervisory expenses related to the offering of these products.

The Company, under a service agreement with Eagle Strategies LLC ("Eagle"), a wholly-owned subsidiary of NYLIFE LLC, bills Eagle for separately identifiable brokerage services, including clearing and custody services, provided to Eagle through NFS in connection with Eagle's investment advisory programs.

Accrued commission expense on the Statement of Financial Condition includes $1,096,700 of transactions with Distributors.

The Company is party to a service agreement with NYLIC, whereby NYLIC provides services to the Company. The Company is charged for certain services based upon separately identifiable actual costs incurred. The services include personnel, office space and other services.

Also pursuant to the service agreement with NYLIC, the Company is also charged administrative expenses from NYLIC which are specifically identifiable to the Company or allocated by NYLIC principally through analyses of time spent on matters relating to the Company or pursuant to agreed upon formulas which are reasonable and equitably determined. In addition, the Company is being charged with sales and supervisory expenses related to the services rendered in connection with NYLIAC variable life and variable annuity sales, and in-force business.

7. Guarantees

The Company introduces all of its client securities transactions to a clearing broker, NFS, on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a customer's failure to fulfill its contractual obligations.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2019

(in US dollars)
___

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2019, the Company has recorded no liabilities with regard to this right.

In addition, the Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all customers with which it conducts business.

8.   Income Taxes

Pursuant to the tax allocation agreement (see Note - 3 Summary of Significant Accounting Policies), as of December 31, 2019 the Company had a net income tax payable of $323,043.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes.

The components of the net deferred tax asset reported as of December 31, 2019 are attributable to the following temporary differences:

Deferred tax assets		
Accrued expenses	$	244,756
Depreciation		257,042
Deferred tax asset	$	501,798

As of December 31, 2019, the Company has no federal net operating or capital loss carryforwards.

A valuation allowance against the deferred tax asset established with respect to U.S. taxes at the date of the Statement of Financial Condition is not considered necessary because it is more likely than not the deferred tax asset will be realized.

As a member of NYLIC's consolidated group, the Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS") and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits through 2010 and tax years 2011 through 2013 are currently under examination with the IRS. There were no material effects on the Company's Statement of Financial Condition as a result of these audits. The Company believes that its recorded income tax liabilities are adequate for all open years.

The Company did not have any uncertain tax positions as of December 31, 2019.

9.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions or $250,000. At December 31, 2019, the Company had net capital, as defined under such rules, of $35,857,855 which was $35,607,855 in excess of its required net capital of $250,000.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2019

(in US dollars)

10. **Contingencies**

In the normal course of business, the Company has been named a defendant in various legal matters. The Company is also from time to time involved in governmental, administrative, and investigative proceedings and inquiries. Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, the Company believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on the Company's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on the Company's operating results for a given year.

During 2019, the Company concluded settlements with customers in connection with the sale of registered products. Management believes the accrual of $1,165,504 at December 31,2019, which is reflected in accrued litigation expense on the Statement of Financial Condition, is sufficient to cover remaining settlement and legal costs associated with these matters.

11. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through February 28, 2020, the date this report is to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Statement of Financial Condition as of December 31, 2019.